BofA Securities Europe SA

Form SBSE-A

Supplemental Filing Attachment:

Schedule F, Section I, Item 2

Legal Opinion Pursuant to Exchange Act Rule 15Fb2-4(c)(1)(ii)

November 1, 2021

CLEARY GOTTLIEB STEEN & HAMILTON LLP
AVOCATS AU BARREAU DE PARIS

NEW YORK

WASHINGTON, D.C.

BRUSSELS

LONDON

FRANKFURT

COLOGNE

MOSCOW

ROME

MILAN

HONG KONG

BEIJING

BUENOS AIRES

SÃO PAULO

ABU DHABI

SEOUL

12, rue de Tilsitt
75008 Paris
T: +33 1 40 74 68 00
F: +33 1 40 74 68 88

clearygottlieb.com

Toque J21

ROGER J. BENRUBI
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
FRANÇOIS JONEMANN
JEAN-MARIE AMBROSI
FABRICE BAUMGARTNER
SENIOR COUNSEL

ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
JEAN-YVES GARAUD
JOHN D. BRINITZER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE
ANNE-SOPHIE COUSTEL
BARTHÉLEMY FAYE
AMÉLIE CHAMPSAUR
CHARLES MASSON
FRÉDÉRIC DE BURE
SÉVERINE SCHRAMECK
RODOLPHE ELINEAU

SOPHIE DE BEER
DELPHINE MICHOT
EMMANUEL RONCO
LAURIE ACHTOUK-SPIVAK
GUILLAUME DE RANCOURT
JEANNE THEURET
COUNSEL

October 27, 2021

To: BofA Securities Europe SA

Re: SEC Registration as a Non-resident Security-based Swap Dealer

We have acted as special French counsel to BofA Securities Europe SA (the "Investment Firm"), an investment firm [1] licensed by the French *Autorité de Contrôle Prudentiel et de Résolution* (the *"ACPR"*), in connection with its application to register with the United States Securities and Exchange Commission ("SEC") as a non-resident security-based swap ("SBS") dealer ("SBSD").

In connection with such registration, we have been asked to analyze the following questions:

(a)   whether the Investment Firm can, as a matter of French law, provide the SEC with prompt access to its French Books and Records (as defined below);

(b)   whether the Investment Firm can, as a matter of French law, submit to on-site inspection and examination by the SEC of its French Books and Records in France; and

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[1] It should be noted that, pursuant to Article 8a of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions, such article requiring certain systemic investment firms to carry out their activities under a credit institution license, BofA Securities Europe SA has submitted a request for authorization to be licensed as a credit institution by the European Central Bank. The contemplated change of license does not affect the analysis set forth in the present opinion.

(c)   whether the Investment Firm would be in breach of French law by submitting to onsite inspection and examination of its U.S. Books and Records (as defined below) by the SEC in the U.S.

This legal opinion is provided in order to satisfy the requirement in 17 C.F.R. §15Fb2-4(c)(1)(ii).

1.   Defined Terms

For purposes of this opinion letter, capitalized terms not otherwise defined herein shall have the following meaning.

"Authorities" means the French Authorities and the SEC.

"Bank Secrecy Statute" means Article L. 531-12[2] of the MFC.

"Blocking Statute" means Law No. 68-678 of July 26, 1968, as amended.

"Covered Activities" means all services, activities, and conduct of the Investment Firm related to security-based swaps and/or security-based swap agreements (as those terms are defined by the Exchange Act) that are part of the "U.S. business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of the Investment Firm and are governed by Laws and Regulations (as defined in the French MOU).

"Covered Books and Records" are only those books and records that relate to the "U.S. business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of the Investment Firm when acting as a non-resident SBSD, *i.e.*, records that relate to an SBS transaction that is either:

(i)   entered into, or offered to be entered into, by or on behalf of an investment firm with a U.S. person (other than an SBS conducted through a foreign branch of such U.S. person); or

(ii)   arranged, negotiated, or executed by personnel of an investment firm located in a U.S. branch or office, or by personnel of an agent of that investment firm located in a U.S. branch or office.

"Exchange Act" means the Securities Exchange Act of 1934 and the rules and regulations thereunder.

"EU" means the European Union.

"French Books and Records" are those Covered Books and Records that are physically held or electronically stored in France.

"French law" means the laws and regulations of the French Republic, as well as EU regulations (or provisions thereof) that are directly applicable in France without the need to be transposed into national law.

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[2] A credit institution is subject to equivalent requirements under Articles L. 511-33 and L. 511-34 of the MFC. The Investment Firm would thus remain subject the Bank Secrecy Statute should its request for authorization to be licensed as a credit institution referred to in Footnote 1 be granted by the European Central Bank.

"GDPR" means Regulation (EU) 2016/679.

"MFC" means the French Monetary and Financial Code.

"Pacte Law" means French Law No. 2019-486 of May 22, 2019.

"Relevant Books and Records" means the French Books and Records and the U.S. Books and Records.

"third country" means a country that is not a member state of the EU or the European Economic Area.

"U.S. Books and Records" are those Covered Books and Records that are kept either physically held or electronically stored in the United States.

2.   Documents reviewed

In arriving at our opinions below, we have reviewed the Memorandum of understanding between the SEC, the French *Autorité des Marchés Financier*s (the "AMF") and the ACPR (together with the AMF, the "French Authorities"), concerning consultation, cooperation and the exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities, dated July 23, 2021 (the "French MOU").[3]

In addition, we have made such investigations of law as we have deemed appropriate as a basis for the opinions expressed below.

3.   Assumptions

In rendering the opinions expressed below, we have assumed, and have not verified, the following:

(a)   the Investment Firm is (i) licensed as an investment firm in France, (ii) subject to the supervision of the French Authorities;

(b)   the legislative framework applicable to the SEC provides guarantees in terms of professional secrecy that are at least equivalent to those that are applicable in France;

(c)   the Relevant Books and Records consist exclusively of documents, electronic media, and books and records regarding the Covered Activities of the Investment Firm, which are within the possession, custody, and control of the Investment Firm, and necessary for the SEC for purposes of carrying oversight of the Investment Firm in accordance with its regulatory mandate;

(d)   the French MOU is in full force and effect and no notice of termination has been sent pursuant to Article 61 thereof;

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[3]   Available at : https:// www.amf-france.org/sites/default/files/private/2021-07/7.23.21-supervisory-mou-france-final-secured.pdf

(e)   the Authorities will comply in all respects with all provisions of the French MOU;

(f)   where the Investment Firm is acting as controller (as defined in Article 4(7) of the GDPR) with respect to any element of the Covered Books and Records that constitutes personal data (as defined in Article 4(1) of the GDPR), the Investment Firm will comply in all respects with all provisions of GDPR and the Guidelines that are relevant in order for at least one of the conditions for transfer of data to a third country pursuant to Article 49 GDPR to be available to it; and

(g)   neither the contractual arrangements with its customers nor any orders by, or other arrangements with, supervisory authorities or any other administrative or judicial bodies, prohibit the Investment Firm from providing the SEC with prompt access to the Covered Books and Records, or to submit to on-site inspection and examination by the SEC in France or in the U.S.

4.   Opinions

(1)   *Characterization of the French MOU as a qualifying cooperation agreement*

The French Law No. 2019-486 of May 22, 2019 (the "Pacte Law") introduced a specific provision, set out in Article L. 632-17.II MFC, pursuant to which credit institutions and investment firms subject to the supervision of the AMF and the ACPR may, pursuant to the terms and conditions of cooperation agreements referred to in Article L. 632-7 MFC, and subject to reciprocity, communicate to the correspondent authorities of the AMF or the ACPR the information necessary to the accomplishment of their missions, including information covered by professional secrecy, provided that such correspondent authorities are themselves subject to professional secrecy within a legislative framework offering guarantees equivalent to those applicable in France.

Article L. 632-7 MFC provides that, by derogation to the provisions of the Blocking Statute, the AMF and the ACPR may enter into cooperation agreements providing notably for the exchange of information with correspondent authorities of third countries. The information that is exchanged pursuant to these cooperation agreements must benefit from guarantees in terms of professional secrecy that are at least equivalent to those to which French authorities subject to these agreements are subject. The exchange of information must have as its purpose the performance by the competent authorities of their missions. In addition, information received from correspondent authorities may only be divulged with the express approval of the authority that has communicated them and for the sole purposes for which it has given its approval.

Accordingly, in order to qualify as a cooperation agreement as defined in Article L. 632-7 MFC and for purposes of Article L. 632-17.II MFC (hereinafter, a "Qualifying Cooperation Agreement"), the following conditions apply: (i) the agreement must provide for reciprocity between the French authorities, on the one hand, and the correspondent authorities, on the other hand; (ii) such correspondent authorities must be subject, with respect to information exchanged under the agreement, to professional secrecy within a legislative framework offering guarantees at least equivalent to those applicable in France; (iii) the exchange of information must have as its purpose, and be necessary to, the performance by the competent authorities of their mission; and (iv) information received from correspondent

authorities may only be divulged with the express approval of the authority that has communicated them and for the sole purposes for which it has given its approval.

Condition (i) – On the basis of the confirmation by the French Authorities in Article 20(b) of the French MOU that *"[the French MOU] complies with the cooperation and reciprocity requirements of Articles L. 632-7 and L. 632-17, respectively, of the MFC*", we are of the view that this condition (i) is satisfied.

Condition (ii) – On the basis of the confirmation by the French Authorities in Article 20(b) of the French MOU that *"[the French MOU] complies with the cooperation and reciprocity requirements of Articles L. 632-7 and L. 632-17, respectively, of the MFC*", and the assumption set out in item (b) according to which the legislative framework applicable to the SEC provides guarantees in terms of professional secrecy that are at least equivalent to those that are applicable in France, we are of the view that this condition (ii) is satisfied.

Condition (iii) – On the basis of the introduction of the French MOU, which states that *"[the French MOU] is intended to advance the Authorities' interests in fulfilling their respective regulatory mandates, particularly in the areas of: investor protection; maintenance of fair, orderly and efficient over-the-counter derivatives markets; capital formation; and mitigation of systemic risk*", of Article 19 of the French MOU, which states that *"[the French MOU] is a statement of intent to consult, cooperate, and exchange information in connection with the supervision and oversight of Covered Firms and their Covered Activities, in a manner that is permitted by, and consistent with, the laws and requirements that govern each Authority. The Authorities anticipate that cooperation primarily will be achieved through ongoing informal consultations and exchanges of information related to Covered Firms with respect to their Covered Activities, supplemented by formal cooperation. The provisions of [the French MOU] are intended to support informal and oral consultations and formal cooperation, and to facilitate the written exchange of non-public information in accordance with applicable laws. A primary goal of [the French MOU] is to foster cooperation and the exchange of information among the Authorities to the benefit of oversight of the Covered Firms*", and of the confirmation by the French Authorities in Article 20(b) of the French MOU that *"[the French MOU] complies with the cooperation and reciprocity requirements of Articles L. 632-7 and L. 632-17, respectively, of the MFC*", we are of the view that the purpose of the exchange of information between authorities pursuant to the French MOU is the performance by such authorities of their mission, i.e., in this case, the oversight of the Investment Firm and its Covered Activities. In addition, we have assumed under item (c) that the Relevant Books and Records consist exclusively of documents, electronic media, and books and records regarding the Covered Activities of the Investment Firm, which are within the possession, custody, and control of the Investment Firm, and necessary for the SEC for purposes of carrying oversight of the Investment Firm in accordance with its regulatory mandate. On the basis of the foregoing, we are of the view that this condition (iii) is satisfied.

Condition (iv) – On the basis of Article 50 of the French MOU, which provides that *"[e]xcept for disclosures in accordance with [the French MOU], including permissible uses of information under Article VI, each Authority will keep confidential, to the extent permitted by law, non-public information shared with it by another Authority pursuant to Article III of [the French MOU], including requests made under [the French MOU], the contents of such requests, responses and related communications or consultations between the Authorities, and any other matters arising under [the French MOU]*" and that

"[e]xcept as provided in Article VI and Paragraphs 51, 52, 53 and 55, <u>the Authorities will not disclose non-public information received from another Authority under Article III of [the French MOU] to any third party for any purpose unless the Requesting Authority has obtained the prior written consent of the Requested Authority</u>", and of the confirmation by the French Authorities in Article 20(b) of the French MOU that *"[the French MOU] <u>complies with the cooperation and reciprocity requirements of Articles L. 632-7 and L. 632-17, respectively, of the MFC</u>"*, we are of the view that this condition (iv) is satisfied.

For the reasons set out above, and subject to the assumptions and qualifications set out herein, we are of the view that the four above conditions are satisfied and that, accordingly, the French MOU can be characterized as a Qualifying Cooperation Agreement.

(2)   Blocking Statute

The Blocking Statute provides that "*<u>subject to international treaties or agreements and applicable laws and regulations</u>, it is prohibited for any person to request, search for or communicate, in writing, orally or in any other form, documents or information of an economic, commercial, industrial, financial or technical nature that could constitute evidence in the context or in view of foreign judicial or administrative proceedings*".

The Blocking Statute, while broad in nature, is therefore subject to other applicable French laws and regulations, which include Articles L. 632-17.II and L. 632-7 MFC.

On the basis that the French MOU is a Qualifying Cooperation Agreement, and of our assumption in item (e) according to which the Authorities will comply in all respects with all provisions of the French MOU, including without limitation Section IV (with respect to direct information requests) and Section V (with respect to onsite visits), we are of the view that (i) the provision by the Investment Firm to the SEC of prompt access to its French Books and Records, (ii) the submission by the Investment Firm to on-site inspection and examination by the SEC of its French Books and Records in France and (iii) the submission by the Investment Firm to onsite inspection and examination of its U.S. Books and Records by the SEC in the U.S., do not violate the Blocking Statute.

(3)   Bank Secrecy Statute

The Bank Secrecy Statute prohibits French credit institutions and investment firms (and their managers, employees and representatives) from communicating client-related information to any person, including foreign authorities such as the SEC, subject to certain exceptions. Article L. 632-17.II MFC sets out an exception to the Bank Secrecy Statute by providing that information may be exchanged in accordance with the conditions set out in that Article, including information that is covered by professional secrecy.

On the basis that the French MOU is a Qualifying Cooperation Agreement, and of our assumption in item (e) according to which the Authorities will comply in all respects with all provisions of the French MOU, including without limitation Section IV (with respect to direct information requests) and Section V (with respect to onsite visits), we are of the view that (i) the provision by the Investment Firm to the SEC of prompt access to its French Books and Records, (ii) the submission by the Investment Firm to on-site inspection and examination by the SEC of its French Books and Records in France and (iii) the submission by the Investment Firm to onsite inspection and examination of its U.S. Books and Records by the SEC in the U.S., do not violate the Bank Secrecy Statute.

(4)   Privacy laws

As described in Articles 39 and 40 of the French MOU, the GDPR includes mechanisms that permit the transfer of personal data from entities, acting as controller or processor, in the EU such as the Investment Firm to public authorities such as the SEC in the absence of an adequacy decision pursuant to Article 45(3) of the GDPR.[4] For instance, Article 46(1) of the GDPR provides that an EU entity may transfer personal data to a third country if the entity has provided "*appropriate safeguards, and on condition that enforceable data subject rights and effective legal remedies for data subjects are available*," Furthermore, Article 49 of the GDPR provides that in the absence of an adequacy decision pursuant to Article 45(3) of the GDPR, or of appropriate safeguards pursuant to Article 46, a transfer or a set of transfers of personal data to a third country may take place pursuant to a derogation provided that the conditions of such a derogation are met. Such conditions include:

1.   the data subject has explicitly consented to the proposed transfer, after having been informed of the possible risks of such transfers for the data subject due to the absence of an adequacy decision and appropriate safeguards;

2.   the transfer is necessary for the performance of a contract between the data subject and the controller or the implementation of pre-contractual measures taken at the data subject's request;

3.   the transfer is necessary for the conclusion or performance of a contract concluded in the interest of the data subject between the controller and another natural or legal person;

4.   the transfer is necessary for important reasons of public interest; and

5.   in case none of the above conditions are applicable, if the transfer is not repetitive, concerns only a limited number of data subjects, is necessary for the purposes of compelling legitimate interests pursued by the controller which are not overridden by the interests or rights and freedoms of the data subject, and the controller has assessed all the circumstances surrounding the data transfer and has on the basis of that assessment provided suitable safeguards with regard to the protection of personal data. The controller shall, in addition to providing the information referred to in Articles 13 and 14 of the GDPR, inform the data subject of the transfer and of the compelling legitimate interests pursued.

In addition, the European Data Protection Board has issued guidelines to provide guidance as to the application of Article 49 of the GDPR on derogations in the context of transfers of personal data to third countries (the "Guidelines").[5]

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[4]   According to Article 44 of the GDPR, any transfer of personal data to third countries or international organizations must, in addition to complying with Chapter V of the GDPR, also meet the conditions of the other provisions of the GDPR

[5]   The guidelines are available at: https://edpb.europa.eu/sites/edpb/files/files/filel /edpb guidelines 2 2018 derogations en.pdf

Given the absence of an adequacy decision pursuant to Article 45(3) of the GDPR, the Investment Firm can provide access to the SEC to, and submit to onsite inspection by the SEC with respect to, elements of Covered Books and Records that constitute personal data (as defined in Article 4(1) of the GDPR) only if the conditions of Article 46(1) GDPR or Article 49 GDPR (as interpreted by the Guidelines) are satisfied.

On the basis of our assumption in item (f) according to which, where the Investment Firm is acting as controller (as defined in Article 4(7) of the GDPR) with respect to any element of the Covered Books and Records that constitutes personal data (as defined in Article 4(1) of the GDPR), the Investment Firm will comply in all respects with all provisions of GDPR and the Guidelines that are relevant in order for at least one of the conditions for transfer of data to a third country pursuant to Article 49 GDPR to be available to it, we are of the view that (i) the provision by the Investment Firm to the SEC of prompt access to its French Books and Records, (ii) the submission by the Investment Firm to on-site inspection and examination by the SEC of its French Books and Records in France and (iii) the submission by the Investment Firm to onsite inspection and examination of its U.S. Books and Records by the SEC in the U.S., do not violate the GDPR.

(6)   Conclusion

Based on the above and subject to the assumptions and qualifications set forth herein, we are of the opinion that the Investment Firm can, as a matter of French law, (a) provide the SEC with prompt access to its French Books and Records; (b) submit to on-site inspection and examination by the SEC of its French Books and Records in France; and (c) submit to onsite inspection and examination of its U.S. Books and Records by the SEC in the U.S.

5.   Qualifications

The opinions above are subject to the qualifications set out below:

1.   This opinion letter relates exclusively to (i) the access provided to the SEC to the French Books and Records in respect of which, for purposes of French data protection laws, the Investment Firm is an independent data controller, and (ii) on-site inspection and examination by the SEC of the French Books and Records at the Investment Firm in France and the U.S. Books and Records at the Investment Firm in the United States, as the case may be.

2.   This opinion is confined to legal matters, and we express no opinion as to any factual matters.

3.   French legal concepts addressed in this opinion letter in the English language may not be fully equivalent to similar concepts that may be familiar to a foreign court. This opinion letter may therefore only be relied upon under the condition that this opinion letter shall be governed by French law and construed in accordance with French rules of construction and that issues of interpretation of this opinion must be brought before a French court.

4.   The opinion statements set out above are limited to French law. We do not express any opinion as to, and have not made any investigation of, any law other than French law in force as at the date hereof and as applied according to published case law.

5.   The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you (or any other person who may rely on this opinion in accordance with the paragraph above), or undertake any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein. To that end, we acknowledge that SEC rules require a non-resident SBSD to re-certify within ninety days after any changes in the legal or regulatory framework that would impact the ability of the SBSD to provide, or the manner in which it would provide, prompt access to its books and records, or would impact the ability of the SEC to inspect and examine the SBSD. Upon such change of law, the SBSD is required to submit a revised Opinion describing how, as a matter of French law, the SBSD will continue to meet its obligations.

6.   We note that the French MOU is not a legally binding agreement and therefore that the Authorities are not under a legal obligation to comply with its provisions.

7.   The opinion statements to the effect that the Investment Firm "can", as a matter of French law, take certain actions is not an expression of any opinion or a confirmation that it may (lawfully) do so in any given instance where the opportunity, or request, or requirement to do so arises. It is a fundamental part of this opinion that the GDPR stipulate certain legal bases on which such action may be taken, but the lawfulness of actually taking such action is subject to the scope and qualifications of the relevant legal basis. The justification for whether such legal basis has been made out, and the extent of (and qualifications to) its application to the relevant personal data to which the relevant action relates, must be determined on a case-by-case basis by the Investment Firm if and when the SEC requires disclosure of or access to Relevant Books and Records that may contain personal data.

6.   Reliance

This opinion is given for the sole benefit of the Investment Firm in connection with the SBSD registration of the Investment Firm. This opinion letter may be shared with the SEC. It may not be shared with or relied upon by anyone else without our prior written consent.

This opinion is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matters.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP



By: _____

Amélie Champsaur, a Partner